February 2023 Industry Leading Provider of Outsourced Semiconductor Assembly, Test & Bumping Services 4Q22 & Full Year Results Conference Exhibit 99.2

Safe Harbor Notice This presentation contains certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategies, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

Agenda Welcome 4Q/FY2022 Operating Results S.J. Cheng 4Q/FY2022 Financial Results Silvia Su Business Outlook S.J. Cheng Q&A

4 4Q/FY2022 Operating Results

4Q22 Revenue: NT$4,686.2M (QoQ: -10.8%, YoY: -31.0%) Gross Margin: 14.5% (QoQ: -1.0ppts, YoY: -11.5ppts) 2022 Revenue: NT$23,517.1M (YoY: -14.2%) Gross Margin: 20.9% (YoY: -5.6ppts) Revenue & Gross Margin 5

Utilization Rate 6 Note: To effectively reflect changes in product characteristic and mix, the utilization calculation target of manufacturing site, which output calculated by wafer quantity, was changed to run time from wafer quantity since Q1’22. * 4Q22: 46% 3Q22: 64% 4Q21: 67% 4Q22: 41% 3Q22: 46% 4Q21: 83% 4Q22: 53% 3Q22: 49% 4Q21: 78% 4Q22: 49% 3Q22: 57% 4Q21: 76% 4Q22: 53% 3Q22: 63% 4Q21: 80%

4Q22 Revenue Breakdown Product Manufacturing Site

Revenue Breakdown — Memory 8 4Q22: 40.1% (QoQ: -23.2%, YoY: -30.7%)

Revenue Breakdown — DDIC + Gold Bump 9 4Q22: 48.7% (QoQ: +4.6%, YoY: -32.1%)

Revenue Breakdown — End Market 10 Content Performance of 4Q22 Smart Mobile 27.0% (QoQ -10.6%) TV 16.3% (QoQ +12.4%) Computing 6.4% (QoQ -40.0%) Auto/Industry 20.7% (QoQ -14.0%) Consumer 29.6% (QoQ -17.8%) Smart phone Wearable UHD/4K/8K TV OLED TV NB/Tablet PC / Server SSD In-car infotainment ADAS / sensor Game, TWS Smart speaker DSC, STB DDIC & Gold bump Memory & Mixed-signal

11 4Q/FY2022 Financial Results

Consolidated Operating Results Summary

Consolidated Statements of Comprehensive Income Note (1) : QoQ: Difference mainly due to the increase of the foreign exchange losses of NT$515M, the decrease of share of profit of associates accounted for using equity method of NT$87M and partially offset by the increase of gain on valuation of financial assets at fair value through profit or loss of NT$47M and interest income of NT$27M. YoY: Difference mainly due to the decrease of share of profit of associates accounted for using equity method of NT$291M, the increase of the foreign exchange losses of NT$206M and partially offset by the increase of interest income of NT$35M and gain on valuation of financial assets at fair value through profit or loss of NT$14M.

Consolidated Statements of Comprehensive Income Note(1): Difference mainly due to the increase of the foreign exchange gains of NT$537M and interest income of NT$47M and partially offset by the decrease of share of profit of associates accounted for using equity method of NT$172M and increase of loss on valuation of financial assets at fair value through profit or loss of NT$85M.

Consolidated Statements of Financial Position & Key Indices

Consolidated Statements of Cash Flows Note : Free cash flow was calculated by adding depreciation, amortization, interest income together with operating profit and then subtracting CapEx, interest expense, income tax expense and dividend from the sum. (2) Difference mainly due to the decrease of operating profit of NT$2,346M and the increase of cash dividend paid of NT$1,527M and partially offset by the decrease of CapEx of NT$1,634M, income tax expense of NT$321M and increase of depreciation expenses of NT$118M.

Capital Expenditures & Depreciation

- CapEx: NT$1,830.8M (4Q22); NT$4,918.5M (2022)
- Depreciation: NT$1,166.3M (4Q22); NT$4,751.9M (2022)


CapEx (MNTD)
Testing
Assembly
Bumping
LCD Driver
Depreciation
8,000
6,000
4,000
2,000
0
29.2%
55.6%
55.2%
62.9%
19.5%
51.9%
23.7%
42.0%
54.4%
2016
2017
2018
2019
2020
2021
2022
Bumping 4.6%
Testing 27.5%
Q4'22 CapEx 1,830.8 MNTD
LCD Driver 50.9%
Assembly 17.0%

17

ChipMOS

18 Business Outlook

Global inflationary pressures and macro weakness impact demand Taking a more conservative CapEx approach than in prior years 1Q23 has fewer work days, which impact operating Momentum is gradually rebounding and starting to see some signs of improvement in specific areas Memory: Momentum continues to be impacted by ongoing inventory correction DDIC: Operation impacts by fewer work days Automotive panel demand is stable compared to other DDIC OLED panel demand is gradually rebounding Market & Business Outlook

Q&A www.chipmos.com